Exhibit 21.1

Subsidiaries of T1 Energy Inc.

Subsidiary	Jurisdiction
Trina Solar (U.S.) Holding Inc.	Delaware
Trina Solar US Manufacturing Holding, Inc.	Delaware
Trina Solar US Manufacturing Module Associated Entity 1, LLC	Texas
Trina Solar US Manufacturing Module 1, LLC	Texas
Trina Solar US Manufacturing Cell 1, LLC	Oklahoma
Alussa Energy Acquisition Corp.	Cayman Islands
FREYR Battery Sarl	Luxembourg
FREYR Battery Norway AS	Norway
FREYR Battery Giga Arctic AS	Norway
FREYR Battery Norway Holding AS	Norway
FREYR Battery Finland Oy	Finland
FREYR Battery Finland Joint Venture Oy	Finland
FREYR Battery UK, Ltd	United Kingdom
FREYR Battery Japan GK	Japan
FREYR Battery US, LLC	Delaware